UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. )*

COSCIENS BIOPHARMA INC.
(Name of Issuer)

Common stock, no par value
(Title of Class of Securities)

22112H101
(CUSIP Number)

Peter Puccetti

Goodwood Inc.

132 Trafalgar Road

Oakville, Ontario L6J 3G5

(416) 203-2022

Alfred G. Smith, Esq.

Shutts & Bowen LLP

200 S. Biscayne Blvd., Suite 4100

Miami, Florida 33131

(305) 358-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2024
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22112H101	Schedule 13D	Page 2 of 9

1. Names of Reporting Persons. Goodwood Fund
2. Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Province of Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power 221,570
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 221,570
11. Aggregate Amount Beneficially Owned by Each Reporting Person 221,570
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 7.2%
14. Type of Reporting Person CO

CUSIP No. 22112H101	Schedule 13D	Page 3 of 9

1. Names of Reporting Persons. Goodwood Inc.
2. Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds AF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Province of Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power -0-
8. Shared Voting Power 221,570
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 221,570
11. Aggregate Amount Beneficially Owned by Each Reporting Person 221,570
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 7.2%
14. Type of Reporting Person OO

CUSIP No. 22112H101	Schedule 13D	Page 4 of 9

1. Names of Reporting Persons. Peter Puccetti
2. Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds AF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power 221,570
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 221,570
11. Aggregate Amount Beneficially Owned by Each Reporting Person 221,570
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 7.2%
14. Type of Reporting Person IN

CUSIP No. 22112H101	Schedule 13D	Page 5 of 9

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. SECURITY AND ISSUER

This statement relates to the common stock, no par value (the “Common Stock”), of Cosciens BioPharma Inc., a corporation organized under the laws of Canada (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Norton Rose Fulbright Canada, LLP, 222 Bay Street, Suite 3000, PO Box 53, Toronto ON M5K 1E7.

Item 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed by following persons (the “Reporting Persons”):

(i) Goodwood Fund, a mutual fund trust established under the laws of the Province of Ontario, with respect to the shares of the Common Stock (the “Shares”) directly owned by the Goodwood Fund;

(ii) Goodwood Inc., an Ontario corporation, as the investment manager of Goodwood Fund, with respect to the Shares directly owned by the Goodwood Fund; and

(iii) Peter Puccetti, as the Chairman, Chief Investment Officer and control person of Goodwood Inc.

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each of the Reporting Persons is 132 Trafalgar Road, Oakville, Ontario L6J 3G5.

(c) The principal business of Goodwood Fund is maximizing the total return of its investments through the purchase and sale of exchange listed and/or over-the-counter quoted securities. The majority of the Goodwood Fund’s activities involve the purchase and sale of common stock, primarily of North American issuers. The principal business of Goodwood Inc. is serving as the investment manager of the Goodwood Fund and other investment funds and managed accounts. The principal occupation of Mr. Puccetti is serving as the Chairman and Chief Investment Officer of Goodwood Inc.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Goodwood Fund and Goodwood Inc. is organized under the laws of Ontario. Mr. Puccetti is a citizen of the Canada.

CUSIP No. 22112H101	Schedule 13D	Page 6 of 9

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares reported herein were purchased with working capital of Goodwood Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. An aggregate of approximately $1,505,500, including brokerage commissions, was used to acquire the Shares reported herein.

Item 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons purchased the Shares because they believed that such Shares, when purchased, represented an attractive investment opportunity.

The Reporting Persons previously filed a Schedule 13G on June 6, 2024 (the “Schedule 13G”). The Reporting Persons are filing this Schedule 13D to supersede the Schedule 13G to report a change in their intentions.

Due to the recently reported results of the Issuer’s Phase 3 safety and efficacy study AEZS-130-P02, evaluating macimorelin for the diagnosis of childhood onset growth hormone deficiency and the recent decrease in the market price of the Common Stock, the Reporting Persons are re-evaluating their investment in the Issuer and may change or reconsider their position with respect to the Issuer, its operations, its business strategies, its capital structure, its management, its need to reduce costs and/or whether to pursue strategic alternatives. The Reporting Persons have engaged, and intend to continue to engage, in communications with one or more officers, directors and/or representatives or agents of the Issuer and/or other persons, and may in the future also engage in communications with one or more shareholders of the Issuer and other relevant parties, regarding actions that might be taken with respect to the foregoing. As part of such communications, the Reporting Persons may advocate one or more courses of action.

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, the market value of the Common Stock, other investment opportunities available to Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of, or any hedging or similar transactions with respect to, the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

There can be no assurance that the Reporting Persons will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person’s sole discretion, to take or refrain from taking any of the actions set forth above.

CUSIP No. 22112H101	Schedule 13D	Page 7 of 9

Except as described in this Item 4, as of the date of this statement the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE COMPANY.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each Reporting Person. The aggregate percentage of Shares reported to be beneficially owned by each Reporting Person is based upon 3,061,560 Shares outstanding as of June 30, 2024, as reported in the Issuer’s Report on Form 6-K, 2024, filed with the Securities and Exchange Commission on August 13, 2024.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the Shares effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule A and are incorporated herein by reference.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On September 5, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement.

CUSIP No. 22112H101	Schedule 13D	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2024

GOODWOOD FUND

By:	Goodwood Inc., its Manager

By:	/s/ Peter Puccetti
Name:	Peter Puccetti
Title:	Chairman & Chief Investment Officer

GOODWOOD INC.

By:	/s/ Peter Puccetti
Name:	Peter Puccetti
Title:	Chairman & Chief Investment Officer

/s/ Peter Puccetti
Name:	Peter Puccetti

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 22112H101	Schedule 13D	Page 9 of 9

SCHEDULE A

Transactions in the Shares of the Issuer by the Reporting Persons During the Past Sixty (60) Days

The following table sets forth all transactions in the Shares effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected by Goodwood Fund in the open market through brokers and the price per share excludes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
July 10, 2024	(1)	7.25
July 10, 2024	(100)	7.30
July 10, 2024	(80)	7.26
July 10, 2024	(5)	7.24
July 10, 2024	(1589)	7.25
July 10, 2024	(300)	7.30
July 10, 2024	(600)	7.20
July 10, 2024	(68)	7.33
July 10, 2024	(67)	7.33
July 10, 2024	(67)	7.33
July 10, 2024	(300)	7.25
July 10, 2024	(1524)	7.30
July 16, 2024	46,470 *	-
August 28, 2024	121	$3.60
August 28, 2024	1000	$3.60

●	Goodwood Fund acquired these Shares upon the cashless exercise of warrants at an exercise price of $0.01 per Share. The exercise of the warrants did not affect the beneficial ownership of the Common Stock of the Reporting Persons.